14048622

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
FEB 28 2014
Washington, DC
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sea Port Group Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 22nd Floor
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C100, (Address) Lake Success, (City) New York (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JA 3/19

JP 3/21/14

OATH OR AFFIRMATION

I, Stephen Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sea Port Group Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHASTITY RIVERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6272740
Qualified in Richmond County
My Commission Expires November 19, 2016

Signature

CEO
Title

Chastity Rivera
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital.~~ Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEA PORT GROUP SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

(WITH SUPPLEMENTARY INFORMATION)

SEA PORT GROUP SECURITIES, LLC
TABLE OF CONTENTS

DECEMBER 31, 2013

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT

To the Member
Sea Port Group Securities, LLC
(a wholly owned subsidiary of The Seaport Group, LLC)

We have audited the accompanying financial statements of Sea Port Group Securities, LLC (a wholly owned subsidiary of The Seaport Group LLC) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

<u>Opinion</u>

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sea Port Group Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

<u>Other Matter</u>

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Lake Success, New York
February 24, 2014

SEA PORT GROUP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Assets:	
Cash	$ 1,636,004
Clearing accounts	7,941,943
Investments	2,102,811
Prepaid expenses	517,917
Deposits with clearing brokers	500,683
Total Assets	$ 12,699,358

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at market	$ 116,349
Accounts payable	1,127,833
Income taxes payable	305,272
Deferred taxes payable	8,269
	1,557,723
Member's Equity	11,141,635
Total Liabilities and Member's Equity	$ 12,699,358

See the accompanying notes and independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Brokerage	$87,701,515
Commission	5,759,711
Interest, and other gains and losses	1,256,285
	94,717,511
Cost of Operations:	
Employee compensation and benefits	21.429,671
Commissions and clearing fees	51,199,731
Regulatory fees and expenses	2,070,457
Communication and data processing	3,134,994
Occupancy	2,004,703
Interest	163,013
Other operating expenses	7,088,848
	87,091,417
Income before income taxes	7,626,094
Provision for income taxes	318,522
Net Income	$ 7,307,572

See the accompanying notes and independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Member's equity - Beginning of year	$ 7,334,063
Net Income	7,307,572
Less: Member's distributions	(3,500,000)
Member's equity - End of year	$ 11,141,635

See the accompanying notes and independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities:	
Net income	$ 7,307,572
Adjustments to reconcile net income to net cash from operating activities:	
Unrealized (gains) and losses	(325,003)
Deferred taxes	13,000
Increase (decrease) in:	
Clearing accounts	(3,302,246)
Investments	705,896
Prepaid expenses	(18,783)
Deposits with clearing brokers	(270)
Accounts payable	(1,613,311)
Income taxes payable	238,374
Net Cash provided by Operating Activities	3,005,229
Cash Flows Used in Financing Activities:	
Member's distributions	(3,500,000)
Net Decrease in Cash	(494,771)
Cash – Beginning of Year	2,130,775
Cash – End of Year	$ 1,636,004

Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 66,898
Interest	$ 163,013

See the accompanying notes and independent auditors' report.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Business

Sea Port Group Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed under the Limited Liability Company laws of the State of Delaware on May 4, 2001, and is a wholly owned subsidiary of The Seaport Group LLC (Parent).

The Company is engaged in sales, trading and consulting analysis of securities of companies across the credit-risk spectrum. Areas of focus include: Distressed, High Yield, High Grade, Convertible, Private, and Structured Products. The Company also offers investment banking services, brokers' municipal securities transactions and brokers' trades of newly-issued equity securities of companies emerging from financial reorganizations for its clientele. The existing client base consists of large institutions and funds that manage in excess of $100 million.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commissions and expenses are recorded on a settlement-date basis, with an adjustment made monthly for trades made in foreign currencies converted to U.S. dollars. There were no transactions during the year that would have a material effect on the financial statements if recorded on a trade-date basis.

Cash and cash equivalents

The Company defines cash equivalents, for cash flow purposes, as highly liquid investments purchased with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Risks and Uncertainties

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the Company's balances and the amounts reported in the statement of financial condition.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The financial statements include securities valued at approximately $225,000 (approximately 12.22% of investments held in long position) as of December 31, 2013 whose values have been estimated by management at cost. The values assigned to the investments are based on available information and do not necessarily represent the amounts that might ultimately be realized, since such amounts depend on future circumstances and cannot be determined until the investments are actually liquidated. Because of the inherent uncertainty of valuations, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

The standard insured amount under the Federal Deposit Insurance Corporation (FDIC) is $250,000 per depositor, per insured bank. At December 31, 2013, approximately $1,501,000 was in excess of insured levels for cash accounts. Additionally, approximately $10,950,000 was in excess of insured levels for clearing accounts. The Company monitors cash balances, and the quality of the two institutions that it utilizes, on an ongoing and continuous basis to manage its risk with respect to cash.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Income Taxes

The Company is not subject to Federal or State income taxes and, accordingly, the individual member reports its pro-rata share of income or loss on its individual income tax returns. The current tax provision represents the New York State limited liability company fee and the New York City Unincorporated Business Tax, calculated on a combined basis with its Parent and allocated to the Company based upon its representative share of revenues less allowable expenses. Permanent and timing differences between the expected local income tax rate and the effective tax rate include the tax effects of unrealized gains or losses on marketable securities, the nondeductible portion of member's pension expenses, travel and entertainment expenses, and special depreciation. The amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Parent Company is required to file federal and state income tax returns. With limited exceptions, the Company is no longer subject to income tax examination for any years earlier than 2010 for federal purposes and 2009 for state purposes.

BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Deferred Income Taxes

The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax assets to the amount that will more likely than not be realized. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Income tax expense is the current tax amount payable or refundable, for the period plus or minus the net change in the deferred tax assets and liabilities. At December 31, 2013, a deferred tax liability of approximately $8,300 was reflected on the balance sheet relating to a New York City unincorporated business tax, as a result of differences in tax reporting substantially due to the treatment of unrealized gains and losses.

Interest Expense

Interest is charged on cash accounts held with the Company's clearing broker that have negative balances. Interest is charged at prime and is remitted monthly upon clearing trades and other related costs. For the year ended December 31, 2013, the Company incurred approximately $163,000 in interest charges.

Foreign Currency Transactions

Periodically the Company engages in foreign security transactions that may produce translation gains or losses. These transactions occur in the normal course of business, but the translation gains or losses do not have a significant effect on the business. Foreign currency translations are recorded currently with each transaction. Gains and losses from foreign currency transactions are included in net income. As of December 31, 2013, the net foreign currency loss amounted to an immaterial amount to the overall profit of the company.

Legal Proceedings

The Company is a defendant in a number of legal proceedings currently pending in the Supreme Court of the State of New York and before the Financial Industry Regulatory Authority Dispute Resolution. The Company denies any wrongdoing and is vigorously defending these actions. Management believes that the disposition of these matters, individually or in the aggregate, will not have a material adverse effect on the financial position or the results of operations of the Company.

RECEIVABLE FROM BROKER DEALERS AND CLEARING ORGANIZATIONS:

As at December 31, 2013, the Company was due through its broker dealers and clearing organizations approximately $7,942,000. The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

DEPOSITS WITH CLEARING BROKERS:

The Company maintains clearing agreements with Merrill Lynch Pierce Fenner & Smith Inc. (Merrill) and has deposited $500,000 in an interest bearing account. As of December 31, 2013, the account balance amounted to approximately $500,700. All deposits shall remain with the clearing brokers until the agreements are terminated.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments. Security positions resulting from proprietary trading are measured initially and subsequently at fair value. Any unrealized gains or losses resulting from marking these to fair value are included in profit or loss. The fair value of fixed-income securities owned that were purchased at a discount or premium comprises accreted interest income, changes in the fair value of the securities, or both.

The Company defines fair value, under the authoritative standards which establishes a framework for measuring fair value, and a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standards are used to measure fair value.

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 inputs which include:

- Quoted prices for similar assets or liabilities in active markets,
- Quoted prices for identical or similar assets or liabilities in inactive markets,
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derives principally from, or corroborated by, market data, by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable and significant to the fair value measurement of the asset or liability, and in certain cases, and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

The asset or liability's fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in the methods used at December 31, 2013.

- US government securities: Valued at the closing price reported in the active market in which the individual securities are traded.
- Corporate bonds: Certain corporate bonds are valued at the closing price reported in the active markets in which the bond is traded. Other corporate bonds are valued based upon yields currently available on comparable securities of issuers with similar credit ratings. Additionally certain bonds are estimated using recently executed transactions, market quotations (where observable), or bond spreads. The spread data used is the same for the maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined by the Company. Corporate bonds are generally categorized as Level 1 in the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized as Level 3.
- Common stocks: Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.
- Private equities: Private equities are not listed on a national securities exchange at fair value using recently executed transactions, or when recently executed transactions are not available, using price quotes received from other brokers and market makers. When observable prices are not available, fair value is determined solely by the Company and its financial transactions with the specific entity. Private equities are generally categorized as level 3 in the fair value hierarchy.
- Trade claims and bank debt were valued by the Company using its experience and transactional history. The assumptions used by the Company lack outside observable inputs and may significantly impact the resulting fair value of the investment as well as the reporting of the Company's operations with respect to these securities. Trade claims and bank debt are categorized as Level 3 in the fair value hierarchy. At December 31, 2013, no trade claims and bank debt investments were in position.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value of reflective of future fair values. Additionally, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

Unrealized gains and losses are included in earnings and are reported in the Statement of Income as a component of other income and losses. Generally, for all trading securities, fair value is determined by reference to quoted market prices and other relevant information generated by market transactions. For those investments that there exists no market, management has determined fair market value by assessing market conditions surrounding the security.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

Assets	Level 1	Level 2	Level 3	Totals
US Government securities	$ 97,859	$ -	$ -	97,859
Corporate Bonds				
All A - Rated	-	-	-	-
All B - rated	162,443	-	-	162,443
All C - Rated	524,848	-	-	524,848
All D - Rated	-	-	-	-
All Not Rated	961,335	-	-	961,335
Total Corporate Bonds	1,648,626	-	-	1,648,626
Common Stocks				
Consumer Discretionary	60	-	-	60
Financial Services	18,661	-	-	18,661
Property & Casualty	91,036	-	-	91,036
Utilities	21,914	-	-	21,914
Total Common Stock	131,671	-	-	131,671
Private Equities	-	-	224,655	224,655
	$ 1,878,156	$ -	$ 224,655	$ 2,102,811

Liablilities	Level 1	Level 2	Level 3	Totals
Corporate Bonds				
All A - Rated	$ (1,011)	$ -	$ -	$ (1,011)
All B - rated	(115,338)	-	-	(115,338)
All C - Rated	-	-	-	-
All D - Rated	-	-	-	-
All Not Rated	-	-	-	-
Total Corporate Bonds	$ (116,349)	$ -	$ -	$ (116,349)

FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

The following is a reconciliation of investments measured at fair value on a recurring basis using significant unobservable (level 3) inputs:

	Beginning Balance	Disposed Cost	Unrealized Gains and (Losses) Related to Assets Held at Year End	Realized Gains and (Losses) Related to Assets No Longer Held	Purchases Issuances and Settlements	Ending Balance
Assets						
Corporate Debt	$ 991	$ -	$ -	$ -	$ (991)	$ -
Private Equities	224,655	-	-	-	-	224,655
	$ 225,646	$ 0	$ 0	$ 0	$ (991)	$ 224,655

RELATED PARTY TRANSACTIONS:

Services Agreement

The Company entered into a service agreement with its Parent on April 1, 2002, on a continuous basis. The terms of the agreement grant the Company the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the Parent. In return, the Company pays a servicing fee which is calculated based upon a percentage of aggregate revenue that the Company generates and is allocated between the Parent's employment compensation and overhead cost areas. The servicing fee is invoiced within 15 days of the end of each month and is payable upon demand.

For the year ended December 31, 2013, the Company incurred service agreement expenses included in cost of operations in the amount of approximately $48,359,000 for direct and clearing and approximately $36,090,000 in other operating expenses. At December 31, 2013, the Company was obligated to its Parent in the amount of approximately $241,000, which is included in accounts payable.

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold. To date, no such claims have been asserted, nor have such expenses been incurred.

Lease Commitment

The Company maintains a sublease agreement with its Parent, expiring on January 30, 2019. The sublease is subject, and subordinate to, the Parent's prime lease. The Company pays its Parent an allocated portion of rent on a monthly basis in accordance with the terms of the services agreement, which is calculated based upon a percentage of revenue. The master lease expires September 30, 2016. For the year ended December 31, 2013, the Company incurred occupancy costs in the amount of approximately $2,000,000.

INCOME TAXES:

The current and deferred portions of the income tax expense included in the statement of income as determined in accordance with the professional reporting standards are as follows:

	Current	Deferred	Total
State and local	$305,272	$ 8,269	$313,541

A reconciliation of the difference between the expected income tax expense or income computed at the New York City statutory income tax rate and the Company's income tax expense is shown in the following table:

Beginning Balance:	$ 4,731	Receivable
Current year deferred tax expense	(13,000)	Payable
Ending Balance	$ 8,269	Payable

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company reflected net capital of approximately $10,129,000 which was in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to capital was 0.14 to 1. Additionally, the Company reported haircuts amounting to approximately $278,000 on assets or liabilities that were not readily marketable and undue concentrations.

SUBSEQUENT EVENTS:

Management has evaluated subsequent events through February 20, 2014, the date the financial statements were available to be issued.

Effective January 1, 2014, the Seaport Group LLC merged with Global Hunter Holdings LLC. The merger resulted in a new entity titled Seaport Global Holdings LLC, which received the contribution of the two original entity's subsidiaries. As such, Sea Port Group Securities LLC is now affiliated with Global Hunter Securities LLC and GHS Trading LLC, both FINRA registered broker dealers. A continuing membership application was filed with FINRA seeking approval for the merging of operations of Sea Port Group Securities LLC and Global Hunter Securities LLC. It is anticipated that regulatory approval of the merger will be granted in the third quarter of 2014.

SUPPLEMENTAL INFORMATION

SEA PORT GROUP SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013

Computation of Net Capital

Total member's equity qualified for net capital	$11,141,635
Additions:	
Non-allowed liabilities:	
Deferred income taxes	8,269
	8,269
Deductions:	
Non-allowable assets:	
Prepaid expenses	517,917
Securities not readily marketable	224,655
	742,572
Net capital before haircuts on securities positions (tentative net capital)	10,407,332
Less: haircuts on securities:	
Haircuts: Debt securities long	183,516
Haircuts: Debt securities short	8,473
Haircuts: Other securities	19,751
	211,740
Net capital	$10,195,592

See independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Computation of Aggregate Indebtedness (A.I.)

Accounts payable and accrued expenses	$ 1,433,105
Ratio: Aggregate indebtedness to net capital	0.14 to 1

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 95,540
Minimum dollar net capital requirement	$ 100,000
Minimum net capital requirement	$ 100,000
Excess net capital	$10,028,878
Excess net capital at 1000%	$ 9,985,567

See independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
SCHEDULE II
INFORMATION RELATING TO EXEMPTIVE PROVISIONS UNDER RULE 15c3-3
DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under the provisions of sections (K)(2)(i) and (K)(2)(ii).

See independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

The Company, as an introducing broker, clears all transactions with, and for, customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

See independent auditors' report.

SEA PORT GROUP SECURITIES, LLC
SCHEDULE IV
RECONCILIATIONS UNDER 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Reconciliation with Company's Computation (included in Part II of FOCUS report as of DECEMBER 31, 2013)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 10,169,867
Audit adjustments decreasing non-allowable assets	13,000
Audit adjustments increasing non-allowable liabilities	419,037
Net audit adjustments reducing income	(406,312)
	25,725
Net capital	$ 10,195,592

See independent auditors' report.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Member
Sea Port Group Securities, LLC

In planning and performing our audit of the financial statements of Sea Port Group Securities, LLC (the "Company"), as of, and for the year ended, December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lake Success, New York
February 20, 2014

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT RELATED TO THE ENTITY'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17A-5(E)(4).

To the Board of Directors
Sea Port Group Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Sea Port Group Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sea Port Group Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sea Port Group Securities, LLC's management is responsible for the Sea Port Group Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Povol and Feldman CPA PC

Lake Success, New York
February 20, 2014

SEA PORT GROUP SECURITIES, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS
[(GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)]
DECEMBER 31, 2013

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Total Revenue Reported Per SIPC - 7	$ 94,712,549
Total Deductions Reported Per SIPC - 7	2,419,506
Net Operating Revenues Per SIPC -7	92,293,043
General Assessment @.0025 per SIPC - 7	$ 230,733

RECONCILIATION OF ASSESSMENTS AND PAYMENTS

2013 SIPC Fees	230,733
2013 SIPC Fees Paid in 2013	(124,887)
2013 SIPC Fees Unpaid as at 12/31/13	$ 105,846

See independent auditors' report.